Ad Fontes Media

Technology | Software | Saas | Social Impact | Media

We rate news for reliability and bias to help people navigate the news landscape

ADFONTESMEDIA.COM WESTMINSTER COLORADO


The Media Bias Chart ®
Version 6.0
ad fontes media
Most Extreme Left
Hyper-Partisan Left
Skews Left
Neutral
(minimal, balanced, or centrist)
Skews Right
Hyper-Partisan Right
Most Extreme Right
Original Fact Reporting
Fact Reporting
Complex Analysis OR Mix of Fact Reporting and Analysis
Analysis OR High Variation in Reliability
Opinion OR High Variation in Reliability
Selective or Incomplete Story; Unfair Persuasion
Reliability
MORE
Type Key
Most Reliable
Mixed Reliability
Somewhat Unreliable
Unreliable
Articles rated on a scale of 0-64 for reliability and -42 to +42 for bias.
Overall source scores reflect weighted average of article scores and shown on truncated scale.



I created the first media bias chart as a little side project in the first place cause I care that political polarization in our country has damaged our ability to get along and get things done. It went viral beyond my imagination, revealing a huge need. I feel drawn and compelled to fill that need because I think it can make a huge difference.

Vanessa Otero Founder and CEO @ Ad Fontes Media

Why you may want to support us...

1. Problems caused by polarizing junk news are more apparent than ever. Demand for our solutions has risen over 300% YoY
2. As the producer of the Media Bias Chart, we have organically grown into one of the most recognized and trusted news rating organizations
3. A news rating company should be independent and owned by people who care deeply about having a healthy information ecosystem and democracy

Why investors ❤ us

WE'VE RAISED $15,350 SINCE OUR FOUNDING



Vanessa Otero wants to make the world a better place by ensuring that audiences can trust their new sources to be accurate and unbiased. She has created a robust methodology that is non partisan. With luck and investment, she can do great things.

Lana McGilvray



Vanessa is doing exceptional work in a vital area to produce a high quality product that meets an important need.

Walter Dean

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Vanessa Otero

Founder and CEO

I created the original Media Bias Chart in 2016. Practicing patent attorney for six years. Founded this company to fulfill the need for a news rating system. Public speaker on news literacy and polarization B.A., English, UCLA; JD, Univ of Denver.



Robert Rapplean

Chief Technology Officer

Robert has over 20 years of experience with enterprise data management systems, most recently in the realm of Big Data.



Ria Otero

Marketing and Engagement Lead

Learned the startup ropes by founding her own company, Ely, which provided a mobile app for tracking and notification of children's products and associated recalls.



Jeffrey VonWald

Director of Operations

Accomplished career in mission-driven settings to develop or support programs that inform and inspire: life-long learning, public awareness, cross-cultural appreciation, civic engagement, volunteerism, peace-building, and social cohesion.

In the news

Downloads

Ad-Fontes Media Pitch Deck 7 9 2020.pdf

The Story of Ad Fontes Media

In the run-up to the 2016 election, I thought it was nuts how people would share "news" articles that were loose with the facts and really biased.

I created a chart of the news and put it on the internet.

In my profession as a patent attorney, I explain complicated things through words and pictures and find the pictures are often the most helpful. I thought up a way to map the news sources out there visually, from best to worst, and left to right. As a hobby, I made this first Media Bias Chart to talk to my friends about news and politics on Facebook. It went super viral, launching conversations, copycats, criticism, and praise from all corners.



Liberal Utter Garbage/ Conspiracy Theories
Hyper Partisan Liberal (questionable journalistic value)
Skews Liberal (but still reputable)
Mainstream (minimal partisan bias)
Skews Conservative (but still reputable)
Hyper Partisan Conservative (questionable journalistic value)
Conservative Utter Garbage/ Conspiracy Theories
Complex
Analytical
Meets High Standards
Basic
Sensational or Clickbait
Journalistic Quality
Great in-depth sources of news
Confirms existing biases; won't help convincing others. Be careful how much you hang out here.
Confirms existing biases; won't help convincing others. Be careful how much you hang out here.
Great sources of news
Partisan Bias
Liberal
Conservative
Don't read this
Better than not reading news at all
Just no.
© Vanessa Otero 2016
Twitter @vlotero

People wanted more!

I got inquiries from people all across the internet. They mostly wanted three things: 1) more sources, 2) more features, and 3) good underlying data. People were using it in classrooms and publishing it in textbooks, so I felt a responsibility to make it better. I wanted to make it more rigorous and minimize the effects of my own bias. I knew I needed some help from a team. So in September 2018 I launched an Indiegogo crowdfunding campaign to improve the Media Bias Chart and we raised over $32,000!



CLOSED

Media Bias Chart: the Next Level

Help turn the two-dimensional Media Bias Chart into a dynamic, interactive web version!

Vanessa Otero
Westminster, United States
Ask a question

$32,112 USD — 508 backers

64% of $50,000 Flexible Goal

FOLLOWING

With that funding, we created a system and software to do news content ratings and more.

We conducted a large multi-analyst ratings project to rate thousands of articles, developed software to collect, weight, and display our ratings, and created an educational SaaS platform to teach news literacy in schools.

As a result, our current interactive and static Media Bias Charts are used in thousands of classrooms across the country, and our recently launched CART News Literacy platform is gaining traction because of the popularity of the Media Bias Chart as a teaching tool.


The Media Bias Chart ®
ad fontes media
Most Extreme Left
Hyper-Partisan Left
Skews Left
Neutral
Skews Right
Hyper-Partisan Right
Most Extreme Right
Type Key
Most Reliable
Mixed Reliability
Somewhat Unreliable
Unreliable
Original Fact Reporting
Fact Reporting
MORE
Reliability
LESS
LEFT
Bias
RIGHT
Licensed Copy
June 2020
Copyright © 2020 Ad Fontes Media, Inc. | Methodology, licenses, and usage information available at adfontesmedia.com | Twitter: @adfontesmedia


The Media Bias Chart
Interactive Chart Mini Screen Capture
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NEWS
Political Bias


CART (Content Analysis Rating Tool) News Literacy Platfor...
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CONTENT ANALYSIS RATING TOOL
ad fontes media

Now we need to meet the growing demand for news content ratings

Since we've successfully figured out a way to rate news content, publishers, news aggregators, researchers, and more are coming to us asking for more content ratings. The applications for using them to improve our news ecosystem are endless.

Social media companies can integrate them into their news feeds; publishers can use them to promote trust in their content; advertisers can use them to filter out advertising purchases on junk news sites, and researchers can use them to study the effects of news consumption.


Business Model
Data Provider of News Content Ratings and
SaaS Provider of Related Tools
• Educational SaaS news literacy platform $40-400/mo
• Ratings data available via API $1,000-$4000/mo
• Multiple revenue streams from other applications
$40-$4000 /mo
Monthly subscription SaaS and Data Licensing Rates

So far, having rated just a fraction of the news landscape, we've become a trusted, independent, third-party resource, with our work having been cited by *The Economist*, *The New Yorker*, and others.


Why is our content rating system better?
We rate on two dimensions: reliability and bias
Ratings are numerical, comparative, along a gradient, and displayed in an easy-to-understand visual format
Virality of Media Bias Chart shows our ratings system is THE ONE that gets people to care

But we have only been able to scratch the surface of the number of news content ratings we want to do, and the only product we've had for most of our existence is a license to use the Media Bias Chart. With that alone, we've still generated over $60,000 in revenue and have had over 1400 paying customers. We're tiny compared to where we can be.

Our next goal is to rate 3,000 news sources. You can help us get there.

This volume of rated news sources will greatly expand the usefulness and commercial value of our ratings. It will also help us progress on developing a human-AI hybrid model for rating news sources on-demand and at scale. Imagine if every story on your social media feed could show you its Media Bias Chart rating instantly. It could transform the choices people make about their news consumption and ultimately, how we relate to each other as citizens.

Investor Q&A

− COLLAPSE ALL

What does your company do?

We rate news articles and sources for reliability and bias. We currently do this with a small team of human analysts who have political views from across the spectrum. They are trained to look at the content of the news and score it according to our methodology. We provide the news source ratings themselves as a reference product for consumers and educators---mainly a Media Bias Chart. We also offer a software platform for educators to teach students how to rate the news themselves.

Where will your company be in 5 years?

We want to be the industry leader in this emerging field of news content ratings, and be doing it in an automated fashion. There are content ratings for movies, TV, and video games, and it will soon be obvious that we need content ratings for bias and reliability of news. As the industry leader, consumers and business will rely on our news ratings; ad tech companies will use it for brand safety, publishers will use it to market themselves, and social media platforms will use it to screen content

Why did you choose this idea?

I created the first media bias chart as a little side project in the first place cause I care that political polarization in our country has damaged our ability to get along and get things done. It went viral beyond my imagination, revealing a huge need. I feel drawn and compelled to fill that need because I think it can make a huge difference.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

The past 8-10 years have seen an explosion in the number of news/news-like sources due to: 1) low cost of entry for wannabe-news-providers (internet, YouTube) 2) social media platforms + smartphones that give engaging news content massive reach 3) monetary incentives (ad dollars) for producing polarizing content to an increasingly fragmented audience.

In the past, there were fewer sources, and it was easier to differentiate between them. Now, there are news sources across every gradient of reliability and bias.

Ratings like these haven't been done before because people are just now figuring out how to most usefully analyze and categorize them. It's hard to do, and there aren't good shortcuts. You can't just "AI-ify" this problem.

How far along are you? What's your biggest obstacle?

We've done a lot with minimal resources. The total amount that has gone into Ad Fontes is: $32k from crowdfunding, $38K in sales revenue (licenses, prints, subscriptions), $15K in personal funds, and $12K in debt.

With that, we have been able to 1) Rate over 100 news sources (2000 articles) with a politically balanced team, 2) create an interactive chart/site with over 1M visitors last year, 3) create an ongoing system to update and expand our ratings, and 4) create an educational Saas product that is now being used in schools.

Biggest obstacle: we need a much larger ratings data set (3K sources) because it will be more valuable to customers (i.e., social media, publishers, brands), but bootstrapping our way there is too slow.

Who competes with you? What do you understand that they don't?

NewsGuard:
Raised $6M; led by journalism veterans; but rates only quality on binary green/red scale; rates at source level, not article level; doesn't rate bias;

FactMata:
AI focused, investment from Mark Cuban, Craig Newmark; focuses on heuristics that are easier to measure at scale; doesn't rate bias

AllSides:
Has 600 news source ratings that are a combo of internal ratings + crowd polling, provides news aggregation; doesn't rate reliability

What we understand: That it is critical to have:
1) BOTH reliability and bias dimensions
2) BOTH article and source-level ratings;
3) Ratings need to show gradients of each;
4) Ratings need to be visual & comparative for consumers to get it, care, and share

How will you make money?

1) Sales of CART (Content Analysis Rating Tool), our News Literacy SaaS platform for educators. Launched Nov. 2019, currently being used in high school and college classes

2) Sales and licensing of news rating data (via SaaS subscription and/or API) to:
-Marketing agencies, brands, and brand safety/ad verification companies who need to evaluate news publishers for reliability and bias
-Publishers who want third-party reports on their own content (business models like JD Power, Gartner, Forrester)
-Social media platforms
-News aggregators

3) Sales of educational reference tools (licenses and prints of Media Bias Chart for classrooms, textbooks, library guides, etc)

4) Consumer monthly/yearly subscriptions

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

1) Expense of rating news sources manually is high, and if not wisely monetized, could exceed revenue generated from data
2) If we cannot automate ratings in the future (using AI) with a high degree of accuracy and reduce data acquisition costs, we may not be able to scale
3) Accurately automating this human-dependent rating process is HARD. It will require at least a few years of detailed groundwork
4) We would fail if we spent too much money investing in AI to find it just won't work
5) It doesn't have to be "AI ratings or nothing." If we fail to do that we can still be moderately successful/make a difference providing an education product + a respectable amount of human ratings
6) Success in AI ratings would be a game-changer